UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number: 000-54300

Notification of Late Filing

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

PART I
REGISTRANT INFORMATION

RELIABRAND INC.

Full name of Registrant

 Former Name if Applicable

720 Evans Court, Suite 103

 Address of principal executive office (Street and Number)

Kelowna BC Canada V1X 6G4

 City, State and Zip Code

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Tule 12b-25(b), the following should be completed.  (Check appropriate box.) ☒ Yes ☐ No

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

☐	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 will be filed on or before the fifth calendar day following the prescribed due date.  The reason for the delay is that the Registrant did not obtain all information prior to filing date and attorney and accountant could not complete the required legal information and financial statements and management could not complete Management’s Discussion and Analysis of such financial statements by May 15, 2015.

PART IV
OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:

Antal Markus	778	478-9997
(Name)	(Area Code)	(Telephone Number)

(2)
 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RELIABRAND INC.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2015	By: /s/ Antal Markus
Antal Markus, CEO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

 Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)

 2